Exhibit 3.1

AMENDMENT NO. 2 TO BYLAWS

OF

SRI/SURGICAL EXPRESS, INC.

The Bylaws of SRI/Surgical Express, Inc. (the “Bylaws”) are amended by deleting the first sentence of Section 3.1(a) of Article III thereof in its entirety and replacing it with the following:

The annual meeting of shareholders shall be held annually on such date and at such time and place as shall be designated by resolution of the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

As a result of the foregoing amendment, Section 3.1(a) of Article III of the Bylaws now reads in its entirety as follows:

The annual meeting of shareholders shall be held annually on such date and at such time and place as shall be designated by resolution of the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the election of directors shall not be held on the day fixed as herein provided for any annual meeting of shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders as soon thereafter as is practicable. The failure to hold the annual meeting of the shareholders within the time stated in these bylaws shall not affect the terms of office of the officers or directors of the Corporation or the validity of any corporate action.

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